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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934
                               (Amendment No. 12)

                              NET PERCEPTIONS, INC.
                       (Name of Subject Company (Issuer))

                           OBSIDIAN ENTERPRISES, INC.
                       (Names of Filing Person (Offeror))

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)
                            ________________________
                                   64107 U 101
                      (CUSIP Number of Class of Securities)

                                Timothy S. Durham
                             Chief Executive Officer
                           Obsidian Enterprises, Inc.
                         111 Monument Circle, Suite 4800
                           Indianapolis, Indiana 46204
                            Telephone: (317) 237-4055
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)


                                   Copies to:
                             Stephen J. Dutton, Esq.
                               Barnes & Thornburg
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                            Telephone: (317) 236-1313

                            CALCULATION OF FILING FEE

---------------------------------------------------------------------------
             Transaction Valuation*              Amount of Filing Fee**
---------------------------------------------------------------------------
                   $11,206,411                              $906.60
---------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 28,734,388 (the number of shares of common stock of the subject company outstanding as of October 31, 2003) by $.39 (the value of each share of subject company as of December 12, 2003).

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2004 issued by the Securities and Exchange Commission on November 24, 2003, equals 0.00008090% of the transaction valuation.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $906.60        Filing Party: Obsidian Enterprises, Inc.
Form or Registration No.: Form S-4      Date Filed: December 15, 2003

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:[_]

This Amendment No. 12 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 15, 2003, as amended and supplemented by the following amendments (as amended and supplemented, this "Schedule TO"):

o    Amendment No. 1 filed with the Commission on December 17, 2003;

o    Amendment No. 2 filed with the Commission on December 23, 2003;

o    Amendment No. 3 filed with the Commission on January 21, 2004;

o    Amendment No. 4 filed with the Commission on February 17, 2004;

o    Amendment No. 5 filed with the Commission on February 20, 2004;

o    Amendment No. 6 filed with the Commission on February 27, 2004;

o    Amendment No. 7 filed with the Commission on March 5, 2004;

o    Amendment No. 8 filed with the Commission on March 9, 2004;

o    Amendment No. 9 filed with the Commission on March 11, 2004;

o    Amendment No. 10 filed with the Commission on March 11, 2004; and

o    Amendment No. 11 filed with the Commission on March 18, 2004.

This Schedule TO relates to the offer (the "Offer") by Obsidian Enterprises, Inc., a Delaware corporation ("Obsidian"), to exchange each issued and outstanding share of common stock, par value $.0001 per share (the "Net Perceptions Shares"), of Net Perceptions, Inc., a Delaware corporation ("Net Perceptions"), for 3/100 of a share of common stock, par value $.0001 of Obsidian ("Obsidian Shares") and $0.25 per share in cash. In lieu of fractional shares, cash will be provided in an amount equal to the value of the fractional share.

Obsidian has filed a registration statement with the Commission on Form S-4 (Reg. No. 333-111191) relating to the Obsidian Shares to be issued to stockholders of Net Perceptions in the Offer (as amended, the "Registration
Statement"). The terms and conditions of the Offer are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus") and the related Letter of Transmittal. Obsidian has filed the following amendments to the Registration Statement:

o    Amendment No. 1 filed with the Commission on December 17, 2003;

o    Amendment No. 2 filed with the Commission on March 11, 2004; and

o    Amendment No. 3 filed with the Commission on March 29, 2004.

All of the information in the Prospectus and the related Letter of Transmittal, and any Prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Obsidian, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.



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

ITEM 1.   SUMMARY TERM SHEET.

The information required by this Item is disclosed to security holders in the Prospectus which meets the requirements of Rule 421(d) of the Securities Act of 1933. A summary term sheet is set forth on page 1 of the Prospectus.


ITEM 2.   SUBJECT COMPANY INFORMATION.

Name and address. The name and address of the subject company is Net Perceptions, Inc., having its principal executive offices at 7700 France Avenue South, Edina, Minnesota 55435 and telephone number (952) 842-5000.

Securities. The subject class of securities is the common stock of Net Perceptions, par value $.0001 per share, which includes associated share purchase rights issued pursuant to Net Perceptions' Rights Agreement, dated as of June 1, 2001, between Net Perceptions and Wells Fargo Bank Minnesota, N.A., as rights agent. In its Form 10-Q for the nine months ended September 30, 2003, Net Perceptions stated that as of October 31, 2003, the number of Net Perceptions Shares issued and outstanding was 28,145,338.

Trading market and price. The information required by this section is set forth under the heading "Comparative Market Price Information" on page 50 of the Prospectus, which is incorporated herein by this reference.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSONS.

Name and address. The name, address and telephone number of the filing person is Obsidian Enterprises, Inc., 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204; (317) 237-4055. The name and address of each of Obsidian's directors and executive officers is set forth in Annex A (beginning on page A-1) of the Prospectus, which is incorporated herein by this reference.

Business background of entities. Information required by this Item is set forth under the heading "Information about Obsidian Enterprises" on page 6 of the Prospectus, which is incorporated herein by this reference.

Business background of natural persons. During the last five years, none of Obsidian, or, to the best of its knowledge, any of its executive officers and directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each director and executive officer of Obsidian is a U.S. citizen.

ITEM 4.   TERMS OF THE TRANSACTION.

Information  regarding  the  material  terms of the Offer is set forth under the
following  headings  of  the  Prospectus,   which  are  incorporated  herein  by
reference:

o    "The Exchange Offer," page 31 of the Prospectus;

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


o "Comparison of Rights of Holders of Obsidian Enterprises Common Stock and Net Perceptions Common Stock," page 52 of the Prospectus;

o    "Accounting Treatment," page 49 of the Prospectus; and

o "Material U.S. Federal Income Tax Consequences of the Exchange Offer and the Proposed Merger," page 37 of the Prospectus.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Information required by this Item is set forth under the heading "Certain Relationships with Net Perceptions" on page 48 of the Prospectus, which is incorporated herein by this reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Purposes. Information required by this Item is set forth under the heading "Purpose of the Exchange Offer; the Proposed Merger" on page 40 of the Prospectus, which is incorporated herein by this reference.

Plans. Information required by this Item is set forth under the heading "Plans for Net Perceptions After the Proposed Merger" on page 31 of the Prospectus, which is incorporated herein by this reference.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Source of funds. Information required by this Item is set forth under the heading "The Exchange Offer -- Consideration to be Paid" on page 31 of the Prospectus, which is incorporated herein by this reference.

Conditions. Information required by this Item is set forth under the heading "The Exchange Offer -- Consideration to be Paid" on page 31 of the Prospectus, which is incorporated herein by this reference.

Borrowed funds. Information required by this Item is set forth under the heading "The Exchange Offer -- Consideration to be Paid" on page 31 of the Prospectus, which is incorporated herein by this reference.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Information required by this Item is set forth under the heading "Certain Relationships with Net Perceptions" on page 48 of the Prospectus, which is incorporated herein by this reference.

ITEM 9.   PERSONS/ASSETS, RETAINED EMPLOYED, COMPENSATED OR USED.

At this time, Obsidian does not expect that any persons will be employed, retained or compensated to make solicitations or recommendations in connection with the transaction. Obsidian will make any solicitation of proxies in connection with the Offer only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934. Separate from the Offer, Obsidian conducted a proxy solicitation in connection with a special meeting of Net Perceptions' stockholders for the purpose of voting on a plan of liquidation.

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

ITEM 10.   FINANCIAL STATEMENTS.

Financial Information. The audited financial statements required by this section are set forth in Item 8 on Obsidian's Form 10-K, filed with the SEC on February 13, 2004, which is incorporated  herein by this  reference.  A copy of Obsidian's  Form 10-K may be
obtained   on   the    Securities   and   Exchange    Commission    website   at
http://www.sec.gov.

Book value per share as of October 31, 2003 and January 31, 2004 is set forth under the heading "Comparative Unaudited Per Share Data" on page 17 of the Prospectus, which is incorporated herein by this reference.

Pro Forma Information. The information required by this section is set forth under the heading "Unaudited Condensed Pro Forma Combined Financial Statements" on page F-1 of the Prospectus, which is incorporated herein by this reference.

ITEM 11.   ADDITIONAL INFORMATION.

There is no additional information that would be material to a security holder's decision whether to sell, tender or hold the securities sought.

ITEM 12.   EXHIBITS.

(a)(1)(i)      Form of Letter of  Transmittal  is  incorporated  by reference to
               Exhibit 99.1 to the Amendment No. 3 to Registration Statement on Form S-4 (Reg. No. 333-111191) filed on March 29, 2004 (the "Registration Statement").

(a)(1)(ii)     Notice of  Guaranteed  Delivery is  incorporated  by reference to
               Exhibit 99 to the Registration Statement.

(a)(1)(iii)    Letter to Broker,  Dealers,  etc. is incorporated by reference to
               Exhibit 99 the Registration Statement.

(a)(1)(iv)     Letter  to  Clients  is   incorporated   by   reference   to  the
               Registration Statement.

(a)(4)(i) Prospectus relating to Obsidian Shares to be issued in the Offer is incorporated by reference to the Registration Statement.

(a)(5)(i) *Text of press release issued by Obsidian dated December 17, 2003.

(a)(5)(ii)     *Text of press release issued by Obsidian dated January 21, 2004.

(a)(5)(iii) *Text of press release issued by Obsidian dated February 17, 2004.

(a)(5)(iv) *Text of press release issued by Obsidian dated February 20, 2004.

(a)(5)(v) *Letter to Net Perceptions' stockholders issued by Obsidian dated February 27, 2004.

(a)(5)(vi)     *Text of press release issued by Obsidian dated March 5, 2004.

(a)(5)(vii) *Letter to Net Perceptions' stockholders issued by Obsidian dated March 4, 2004.

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

(a)(5)(viii)   *Text of press release issued by Obsidian dated March 9, 2004.

(a)(5)(ix)     *Text of press release issued by Obsidian dated March 11, 2004.

(a)(5)(x)      *Text of press release issued by Obsidian dated March 18, 2004.

(b)(i)         Promissory  Note from  Obsidian in favor of Fair  Holdings,  Inc.
               dated January 2, 2002, incorporated by reference to Exhibit 10.42 to the Registration Statement.

(b)(ii) First Amendment to Promissory Note from Obsidian in favor of Fair Holdings, Inc. dated January 2, 2003, incorporated by reference to Exhibit 10.62 to the Registration Statement.

(b)(iii)       Second  Amendment to  Promissory  Note from  Obsidian in favor of
               Fair  Holdings,   Inc.  dated  April  1,  2003,  incorporated  by
               reference to Exhibit 10.68 to the Registration Statement.

(b)(iv) Third Amendment to Promissory Note from Obsidian in favor of Fair Holdings, Inc. dated February 2, 2004, incorporated by reference to Exhibit 10.70 to the Registration Statement.

(b)(v) Form of Fourth Amendment to Promissory Note from Obsidian in favor of Fair Holdings, Inc. incorporated by reference to Exhibit
               10.76 to the Registration Statement.

(d)            Not applicable.

(g)            Not applicable.

(h)            Tax Opinion of Barnes & Thornburg is incorporated by reference to
               Exhibit 8.1 to the Registration Statement.

*Previously filed.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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